Exhibit 99.1

Jiayuan Announces Third Quarter 2013 Financial Results

BEIJING, China, November 20, 2013 — Jiayuan.com International Ltd. (“Jiayuan” or the “Company”) (NASDAQ: DATE), operator of the largest online dating platform in China, today announced its unaudited financial results for the third quarter ended September 30, 2013.

Third Quarter 2013 Highlights(1)

•                      Net revenues for the third quarter 2013 were RMB128.7 million (US$21.0 million), representing a year-over-year increase of 13.4% and a sequential increase of 7.9%.

•                      Operating income for the third quarter 2013 was RMB14.4 million (US$2.3 million), a decline of 14.1% compared to RMB16.7 million for the corresponding quarter of 2012, and an increase of 15.0% compared to RMB12.5 million for the previous quarter. Excluding share-based compensation, non-GAAP(2) operating income for the third quarter 2013 was RMB16.9 million (US$2.8 million), compared to non-GAAP operating income of RMB21.0 million for the corresponding quarter of 2012, representing a year-over-year decrease of 19.3% and an increase of 6.0% compared to RMB16.0 million for the previous quarter.

•                      Net income for the third quarter 2013 was RMB17.6 million (US$2.9 million), an increase of 10.7% compared to RMB15.9 million for the corresponding quarter of 2012, and an increase of 35.1% compared to RMB13.1 million for the previous quarter. Excluding share-based compensation, non-GAAP net income for the third quarter of 2013 was RMB20.2 million (US$3.3 million), flat compared to RMB20.2 million for the corresponding quarter of 2012, and an increase of 22.2% compared to RMB16.5 million for the previous quarter.

“We were pleased to see solid results in the third quarter with net revenues increasing 13.4% year-over-year,” said Mr. Linguang Wu, CEO of Jiayuan. “Our personalized matchmaking services in particular grew at an exciting pace as we leveraged China’s largest database of marriage minded singles and Jiayuan’s proprietary new CRM system to expand services to additional tier two cities.”

“We’re also excited to see 3.5% year-over-year growth in our average monthly active users in the third quarter. Both jiayuan.com and izhenxin.com contributed to the positive growth, partly due to cross promotional efforts that helped to increase user engagement on both platforms,” added Mr. Wu. “Executing on our segmentation strategy, we recently launched three new mobile products which complement our existing product portfolio. We are confident that our strategy of providing multi-brand, multi-segment products, especially mobile products, will further strengthen Jiayuan’s industry-leading position over the long term.”

“Looking forward, we will be focused on generating growth by introducing new products targeting specific market segments, expanding our personalized matchmaking services to new markets, and enhancing existing products to improve user retention,” commented Mr. Shang Koo, CFO of Jiayuan. “In the quarters ahead we will continue to invest heavily in developing and marketing new mobile products. Looking to 2014, we expect new mobile products to help drive user growth.”

(1)  This announcement contains translations of certain Renminbi (“RMB”) amounts into U.S. dollar (“US$”) amounts at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from RMB amounts into US$ amounts as of and for the quarter ended September 30, 2013, were made at an exchange rate of RMB6.1200 to US$1.00, representing the rate as certified by the H.10 weekly statistical release of the Federal Reserve Board on September 30, 2013. Jiayuan’s functional currency is U.S. dollar and reporting currency is RMB.

(2)  Explanation of Jiayuan’s non-GAAP financial measures and related reconciliations to GAAP financial measures are included in the accompanying “Non-GAAP Financial Measures’’ and “Reconciliations to Unaudited Condensed Consolidated Statements of Comprehensive Income”.

Third Quarter 2013 Operational Results

The number of average monthly active user accounts(3) for the third quarter 2013 was 5,428,336, an increase of 3.5% from 5,242,237 in the corresponding period of 2012 and an increase of 2.0% from 5,321,383 for the previous quarter.

The number of average monthly paying user accounts(4) for the third quarter 2013 was 1,368,726, an increase of 7.6% from 1,272,185 in the corresponding period of 2012 and an increase of 3.2% from 1,326,370 for the previous quarter.

Average monthly revenue per paying user (“ARPU”) for online services for the third quarter 2013 was RMB25.5, compared to RMB26.5 for the corresponding period in 2012 and RMB26.6 for the previous quarter.

Third Quarter 2013 Financial Results

Jiayuan reported net revenues of RMB128.7 million (US$21.0 million) for the third quarter of 2013, representing a year-over-year increase of 13.4% from RMB113.5 million and an increase of 7.9% from RMB119.3 million in the previous quarter. This was primarily due to strong growth of personalized matchmaking services and online services.

•                      Online services contributed RMB108.3 million (US$17.7 million), or 84.2% of net revenues for the third quarter of 2013, representing a year-over-year increase of 7.1% from RMB101.1 million and an increase of 2.3% from RMB105.9 million for the previous quarter. The year-over-year increase was mainly attributable to the increase in the number of paying user accounts.

•                      Personalized matchmaking services and events, previously reported as Events and VIP services, contributed RMB19.5 million (US$3.2 million), or 15.2% of net revenues for the third quarter of 2013, representing a year-over-year increase of 61.5% from RMB12.1 million, and an increase of 51.5% from RMB12.9 million for the previous quarter. Both the year-over-year and sequential growth was primarily due to continued increase in the number of average monthly personalized matchmaking customers served as Jiayuan standardized services, introduced tiered pricing, and leveraged its proprietary CRM system.

Cost of revenues for the third quarter of 2013 was RMB45.9 million (US$7.5 million), representing a year-over-year increase of 15.8% from RMB39.6 million and an increase of 3.4% from RMB44.4 million for the previous quarter. The year-over-year and sequential increase was primarily due to the expansion of personalized matchmaking services as well as costs associated with processing mobile payments as mobile usage continues to rise.

(3)  Active user accounts are registered user accounts through which registered users have logged in to the Jiayuan platforms at least once within a calendar month, in the case of user accounts registered in prior months, or on at least two separate days within a calendar month, including the day of completion of the registration process, in the case of user accounts newly registered in the calendar month. In the third quarter of 2013, average monthly active user accounts include active user accounts with Jiayuan.com, izhenxin.com, and juedui100.com for the full three months and qiu-ai.com for eight days.

(4)  In the third quarter of 2013, average monthly paying user accounts include paying user accounts with Jiayuan.com, izhenxin.com, and juedui100.com for the full three months and qiu-ai.com for eight days.

Gross profit for the third quarter of 2013 was RMB82.8 million (US$13.5 million), representing a year-over-year increase of 12.2% from RMB73.9 million and an increase of 10.6% from RMB74.9 million for the previous quarter.

Selling and marketing expenses were RMB50.7 million (US$8.3 million) for the third quarter of 2013, representing a year-over-year increase of 35.2% from RMB37.5 million and an increase of 13.8% from RMB44.5 million for the previous quarter. The year-over-year and sequential increase was primarily related to the higher cost per advertisement and the launch of new mobile products, including qiu-ai.com.

General and administrative expenses were RMB12.5 million (US$2.0 million) for the third quarter of 2013, representing a 17.8% year-over-year decrease from RMB15.2 million and an increase of 0.8% from RMB12.4 million for the previous quarter. The year-over-year decrease was primarily due to Jiayuan’s self-owned office space and the Company’s on-going efforts on cost-control.

Research and development expenses were RMB5.2 million (US$857,000) for the third quarter of 2013, representing a year-over-year increase of 19.4% from RMB4.4 million, and a 3.3% decrease from RMB5.4 million for the previous quarter. The year-over-year increase was primarily due to new product development in line with the segmentation strategy and the consistent focus on improving user experience.

Operating income for the third quarter of 2013 was RMB14.4 million (US$2.3 million), representing a decrease of 14.1% from RMB16.7 million for the corresponding quarter of 2012, and an increase of 15.0% from RMB12.5 million for the previous quarter. Excluding share-based compensation expenses, non-GAAP operating income for the third quarter of 2013 was RMB16.9 million (US$2.8 million), representing a decrease of 19.3% compared to non-GAAP operating income of RMB21.0 million for the corresponding quarter of 2012 and an increase of 6.0% compared to non-GAAP operating income of RMB16.0 million for the previous quarter. The year-over-year decrease was due to higher selling and marketing expenses as well as R&D expenses in connection with the segmentation strategy. The sequential increase was a result of growth in the online business and incremental contribution from personalized matchmaking services.

Foreign currency exchange net gain for the third quarter of 2013 was RMB509,000 (US$83,000), compared to a foreign currency exchange net loss of RMB1.4 million for the corresponding quarter of 2012 and a foreign currency exchange net gain of RMB675,000 for the previous quarter. The foreign currency exchange net gain for the third quarter of 2013 was mainly attributable to RMB appreciation against the U.S. dollar during the period. Part of the proceeds from Jiayuan’s IPO was converted into RMB and is being held by its overseas entities whose functional currency is the U.S. dollar.

Net income for the third quarter of 2013 was RMB17.6 million (US$2.9 million), compared to RMB15.9 million for the corresponding quarter of 2012 and RMB13.1 million for the previous quarter. Excluding share-based compensation expenses, non-GAAP net income for the third quarter of 2013 was RMB20.2 million (US$3.3 million), compared to RMB20.2 million for the corresponding quarter of 2012 and RMB16.5 million for the previous quarter.

Basic and diluted net income per ADS(5) for the third quarter of 2013 were RMB0.59 (US$0.10) and RMB0.57 (US$0.09), respectively, compared to basic and diluted net income per ADS of RMB0.52 and RMB0.51 for the corresponding quarter of 2012 and basic and diluted net income per ADS of RMB0.44 and RMB0.43, respectively, for the second quarter of 2013.

Excluding share-based compensation expenses, non-GAAP basic and diluted net income per ADS for the third quarter of 2013 were RMB0.67 (US$0.11) and RMB0.66 (US$0.11), respectively, compared to non-GAAP basic and diluted net income per ADS of RMB0.66 and RMB0.64 for the corresponding quarter of 2012 and non-GAAP basic and diluted net income per ADS of RMB0.55 and RMB0.54, respectively, for the second quarter of 2013.

As of September 30, 2013, Jiayuan had cash and cash equivalents and short-term deposits of RMB541.4 million (US$88.5 million). Cash flows from operating activities for the third quarter of 2013 were RMB22.2 million (US$3.6 million).

The weighted average number of ADSs outstanding used in calculating diluted net income per ADS and non-GAAP diluted net income per ADS in the third quarter of 2013 was 30.8 million. As of September 30, 2013, the Company had 32.7 million ADSs outstanding, including 0.2 million ADSs issued to the depository for future exercise of options.

Recent Developments

•                      Jiayuan launched beta testing of Dali (imdali.com) on November 11, 2013. Leveraging juedui100.com’s user base, Dali is a mobile-centric product targeting younger users in the 18 to 25 age bracket. Dali adopts a Q&A approach as conversation starters to encourage greater interaction between users.

•                      Jiayuan launched Qiuyuehui on October 30, 2013 after multiple rounds of internal testing. Qiuyuehui is an e-commerce app designed for pre-packaged 1-on-1 dinner dates and for sending gifts. The platform combines the value of Jiayuan’s industry expertise in finding potential matches for users with the added comfort of Jiayuan-verified locations to help ensure a safe dating environment.

•                      Jiayuan launched qiu-ai.com, an html-based mobile dating platform tailored to feature phone users, on September 23, 2013.

Fourth Quarter 2013 Outlook

Jiayuan currently expects to generate net revenues in the range of RMB128 million to RMB130 million for the fourth quarter of 2013. This forecast reflects Jiayuan’s current and preliminary view, which is subject to change.

Conference Call Information

Jiayuan’s management will host a conference call to discuss its results and outlook today, November 20, 2013, at 8:00 p.m. U.S. Eastern Time (9:00 a.m. November 21, 2013 Beijing/Hong Kong Time).

Dial-in details for the earnings conference call are as follows:

•                  United States:                                                                                                                                            +1-845-6750-438

•                  United States (Toll-free):                                                                                   +1-855-5008-701

•                  Hong Kong:                                                                                                                                                     +852-3051-2745

•                  China:                                                                                                                                                                                   400-1200-654

•                  International/All other regions:                                                  +65-6723-9385

Passcode:                                                                                          97377546

A replay of the conference call may be accessed by phone at the following number until November 27, 2013:

International:                                                                     +61-2-8199-0299

Passcode:                                                                                          97377546

A live and archived webcast of the conference call will be available at http://ir.jiayuan.com.

(5)  Basic and diluted net income per ADS are calculated based on net income attributable to ordinary shareholders and the corresponding basic and diluted number of ADSs, assuming that, during each period presented, every two ADSs represent three ordinary shares of Jiayuan.

About Jiayuan

Jiayuan.com International Ltd. (“Jiayuan”) (NASDAQ: DATE) operates the largest online dating platform in China. Jiayuan is committed to providing a trusted, effective, and user-focused online dating platform that addresses the dating and marriage needs of China’s rapidly growing urban singles population. As a pioneer in China’s online dating market, Jiayuan ranks first in terms of number of unique visitors, average time spent per user and average page views per user among all online dating websites in China in 2012, according to iResearch. Jiayuan recorded an average of 5.4 million monthly active user accounts in the third quarter of 2013. Every two of Jiayuan’s American Depositary Shares represent three ordinary shares.

For more information, please visit http://ir.jiayuan.com.

Forward-Looking Statements

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Jiayuan may also make written or verbal forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in verbal statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our growth strategies; our future business development, including development of new products and services; our ability to attract and retain users; competition in the Chinese online dating markets; changes in our revenues and certain cost or expense items as a percentage of our revenues; the outcome of any litigation or arbitration; the expected growth of the number of Internet and broadband users in China; Chinese governmental policies relating to the Internet and online dating websites and general economic conditions in China and elsewhere. Further information regarding these and other risks is included in our documents filed with the U.S. Securities and Exchange Commission. Jiayuan does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of the date of the press release, and Jiayuan undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Financial Measures

We disclose non-GAAP financial measures of operating income, net income and net income per ADS, each of which is adjusted to exclude share-based compensation expense. We review non-GAAP financial measures to obtain an additional understanding of our operating performance. We also believe it is useful supplemental information for investors and analysts to assess our operating performance without the effect of non-cash share-based compensation expense, which have been and will continue to be significant recurring expenses in our business. For a reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measures, please see “Reconciliation To Unaudited Condensed Consolidated Statement of Comprehensive Income” included in this press release.

However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that it does not include all items that impact our non-GAAP financial measures during the period. In addition, because non-GAAP financial measures are not calculated in the same manner by all companies, it may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measures in isolation from or as an alternative to GAAP financial measures. Management compensates for this limitation by providing specific information regarding the GAAP amount excluded from the non-GAAP measure.

For investor and media inquiries, please contact:

Beijing

Shirley Zhang

Jiayuan.com International Ltd.

+86 (10) 6442-2321

ir@jiayuan.com

Yue Yu

Brunswick Group LLP

+86 (10) 5960-8600

jiayuan@brunswickgroup.com

New York

Cindy Zheng

Brunswick Group LLP

+1 (212) 333-3810

jiayuan@brunswickgroup.com

JIAYUAN.COM INTERNATIONAL LTD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(IN THOUSANDS)

	September 30,	June 30,	September 30,
	2012	2013	2013	2013
	RMB	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	433,507	434,583	233,412	38,139
Short-term deposits	159,035	76,443	307,980	50,324
Term deposits, current portion	10,000	10,000	—	—
Available-for-sale securities	5,010	5,128	5,175	846
Accounts receivable, net	28,306	35,328	39,942	6,526
Deferred tax assets	3,095	4,613	3,729	609
Prepaid expenses and other current assets	23,269	18,066	19,419	3,173
Total current assets	662,222	584,161	609,657	99,617
Non-current assets:
Prepaid expenses and other receivable — non-current portion	3,000	—	—	—
Property and equipment, net	23,198	102,030	102,417	16,735
Intangible assets, net	—	4,288	4,129	675
Goodwill	—	789	789	129
Total assets	688,420	691,268	716,992	117,156

LIABILITIES
Current liabilities:
Deferred revenue, current portion	103,363	120,693	123,335	20,153
Accounts payable	107	785	201	33
Accrued expenses and other current liabilities	28,355	35,277	32,821	5,363
Income tax payable	13,282	20,544	22,613	3,695
Total current liabilities	145,107	177,299	178,970	29,244
Non-current liabilities:
Deferred revenue, non-current portion	1,103	725	1,033	169
Deferred tax liabilities	—	1,770	2,999	490
Total liabilities	146,210	179,794	183,002	29,903

SHAREHOLDERS’ EQUITY
Ordinary shares	343	347	349	57
Additional paid-in capital	531,252	498,800	505,845	82,654
Less:Treasury shares	(44,064)	(71,740)	(72,864)	(11,906)
Statutory reserves	5,792	9,502	9,502	1,553
Retained earnings	49,656	84,179	101,817	16,636
Accumulated other comprehensive loss	(769)	(9,614)	(10,659)	(1,741)
Total shareholders’ equity	542,210	511,474	533,990	87,253

Total liabilities and shareholders’ equity	688,420	691,268	716,992	117,156

JIAYUAN.COM INTERNATIONAL LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

	Three months ended,
	September 30, 2012	June 30, 2013	September 30, 2013
	RMB	RMB	RMB	US$

Net revenues	113,489	119,270	128,729	21,033
Cost of revenues	(39,629)	(44,384)	(45,894)	(7,499)

Gross profit	73,860	74,886	82,835	13,534

Operating expenses:
Selling and marketing expenses	(37,495)	(44,523)	(50,689)	(8,283)
General and administrative expenses	(15,247)	(12,444)	(12,538)	(2,049)
Research and development expenses	(4,393)	(5,425)	(5,245)	(857)
Total operating expenses	(57,135)	(62,392)	(68,472)	(11,189)

Operating income	16,725	12,494	14,363	2,345

Interest income, net	3,442	2,459	3,061	500
Foreign currency exchange gain, net	(1,422)	675	509	83
Other(expenses) /income, net	(179)	1,501	3,888	635
Income before income tax	18,566	17,129	21,821	3,563
Income tax expenses	(2,632)	(4,069)	(4,183)	(683)

Net income	15,934	13,060	17,638	2,880

Net income per ADS — Basic	0.52	0.44	0.59	0.10
Net income per ADS — Diluted	0.51	0.43	0.57	0.09

ADSs used in computing basic net income per ADS	30,765,750	29,856,349	30,022,164	30,022,164
ADSs used in computing diluted net income per ADS	31,443,850	30,475,950	30,757,601	30,757,601

JIAYUAN.COM INTERNATIONAL LTD.

RECONCILIATIONS TO UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(IN RMB THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

	Three Months Ended September 30, 2012			Three Months Ended June 30, 2013			Three Months Ended September 30, 2013
	GAAP	Non-GAAP Adjustments(a)	Non-GAAP	GAAP	Non-GAAP Adjustments(a)	Non-GAAP	GAAP	Non-GAAP Adjustments(a)	Non-GAAP
Operating income	16,725	4,260	20,985	12,494	3,473	15,967	14,363	2,566	16,929
Net income	15,934	4,260	20,194	13,060	3,473	16,533	17,638	2,566	20,204
Basic net income per ADS	0.52		0.66	0.44		0.55	0.59		0.67
Diluted net income per ADS	0.51		0.64	0.43		0.54	0.57		0.66
ADSs used in computing basic net income per ADS	30,765,750		30,765,750	29,856,349		29,856,349	30,022,164		30,022,164
ADSs used in computing diluted net income per ADS	31,443,850		31,443,850	30,475,950		30,475,950	30,757,601		30,757,601

Note:

(a)         To adjust for share-based compensation expense.